

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

February 1, 2017

<u>Via E-mail</u>
Paul Pittman
Chief Executive Officer
Farmland Partners Inc.
4600 S. Syracuse Street, Suite 1450
Denver, CO 80237

> **Re: Farmland Partners Inc.
> Form 10-K for Fiscal Year Ended December 31, 2015
> Filed March 15, 2016
> File No. 001-36405**

Dear Mr. Pittman:

We have completed our review of your filing as of December 22, 2016. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Associate Chief Accountant
Office of Real Estate and
Commodities